UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                                                              File No. 812-_____

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In the matter of

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
and First Trust Portfolios L.P.
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Application for an Order under Section 6(c) of the Investment Company Act of
1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Exchange-Traded Fund                          Eric F. Fess
First Trust Exchange-Traded Fund II                       Felice R. Foundos
First Trust Exchange-Traded Fund III                      Suzanne M. Russell
First Trust Exchange-Traded Fund IV                       Chapman and Cutler LLP
First Trust Exchange-Traded Fund V                        111 West Monroe
First Trust Exchange-Traded AlphaDEX(R) Fund              Chicago, IL  60603
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


                Page 1 of 45 sequentially numbered pages

     As filed with the Securities and Exchange Commission on June 1, 2012


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                               TABLE OF CONTENTS

SECTION                             HEADING                                PAGE

I.   INTRODUCTION............................................................3

       A.   Summary of Application...........................................3
       B.   Comparability to Prior Commission Orders.........................5

II.  THE APPLICANTS..........................................................6

       A.   The Existing Trusts..............................................6
       B.   The Advisor and Fund Subadvisors.................................6
       C.   The Distributor..................................................6
       D.   Other Service Providers..........................................7

III. APPLICANTS' PROPOSAL....................................................7

       A.   The Initial Fund.................................................7
       B.   Benefits of Funds to Investors...................................7
       C.   Procedures to Address Potential Conflicts of Interest............8
       D.   Capital Structure and Voting Rights; Book Entry..................9
       E.   Exchange Listing.................................................9
       F.   Purchases and Redemptions of Creation Units.....................10
       G.   Pricing.........................................................16
       H.   Redemption......................................................16
       I.   Settlement and Clearing Outside the NSCC Process................18
       J.   Depositary Receipts.............................................20
       K.   Dividends, Distributions and Taxes..............................20
       L.   Shareholder Transaction and Operational Fees and Expenses.......20
       M.   Dividend Reinvestment Service...................................21
       N.   Availability of Information.....................................21
       O.   Sales and Marketing Materials...................................22
       P.   Third-Party Broker-Dealer Issues................................23
       Q.   Qualification as a Regulated Investment Company.................23

IV.  REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS........................23

       A.   Sections 2(a)(32) and 5(a)(1) of the 1940 Act...................24
       B.   Section 22(d) of the 1940 Act and Rule 22c-1 Under the
            1940 Act........................................................25
       C.   Section 22(e) of the 1940 Act...................................26
       D.   Section 17(a) of the 1940 Act...................................28

V.   CONDITIONS.............................................................30


VI.  NAMES AND ADDRESSES....................................................30


VII. AUTHORIZATION AND SIGNATURES...........................................34

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I. INTRODUCTION

      A. Summary of Application.

      In this application (this "Application"), First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX Trust"), First Trust Exchange-Traded AlphaDEX(R) Fund II (the "AlphaDEX Trust II" and, together with the Initial Trust, Trust II, Trust III, Trust IV, Trust V and the AlphaDEX Trust, the "Existing Trusts"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Existing Trusts and the Advisor, the "Applicants") apply for and request an order (the "Order") of the Securities and Exchange Commission (the "Commission") under
Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.(1)

      Applicants are seeking the Order to permit an Existing Trust to create and operate one series (the "Initial Fund") that offers exchange-traded shares ("Shares") with limited redeemability, as described in Section III.A below. Applicants request that the Order requested herein apply not only to the Existing Trusts and the Initial Fund, but also to any other open-end management investment company existing or created in the future (together with the Existing Trusts, the "Trusts" and each a "Trust") and any existing(2)
 or future series of the Trusts that may utilize active management investment strategies that provide for, among other things, (i) combinations of long positions ("Long Positions") and short positions ("Short Positions")(3)


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(1)   Pursuant to relief previously obtained, the Applicants may, in general terms, operate actively managed exchange-traded funds (a) that invest primarily in equity securities (In the Matter of First Trust Advisors L.P., et al., Investment Company Act Rel. Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order)) or (b) that invest in fixed income securities or in a combination of equity securities and fixed income securities (In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 29983 (March 15, 2012) and 30029 (April 10, 2012) (order)). In addition, pursuant to relief previously obtained, the Applicants may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index ("Index ETFs"). In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005) (order)
      (the "Original Index ETF Order"), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Rel. Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25, 2007) (order) (the
      "International Index ETF Order;" the Original Index ETF Order and the International Index ETF Order are collectively referred to as the "Prior Index ETF Orders").

(2) Applicants intend that any existing series (including any existing series that, as of the date of the filing of this Application, is operating as an Index ETF pursuant to the Prior Index ETF Orders) of the Trusts that may seek to operate as a Fund (as defined below) also would be permitted to rely on the Order.

(3) With respect to a Long Position, the Fund would purchase a security outright; with respect to a Short Position, the Fund would sell a security that it does not own and must therefore borrow to meet its delivery obligations. Applicants note that various mutual funds exist that employ an actively managed "long/short" strategy. Their portfolio managers

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in securities or (ii) 130/30 (and similar) investment strategies.(4) The Initial
Fund, together with the other series described in the preceding sentence, are collectively referred to as the "Funds"; the Funds other than the Initial Fund are collectively referred to as the "Future Funds." The Funds may invest in Long Positions and Short Positions in (a) equity securities (which may include shares of other exchange-traded funds, money market mutual funds or other investment companies)(5) and/or (b) fixed income securities. Funds that invest all or a portion of their assets in securities not traded in the U.S. markets are referred to as "International Funds." The Funds may also invest in various other instruments, including but not limited to currencies,commodities, U.S. money market securities and non-U.S. money market securities, and may engage in forward commitment transactions,(6) all in accordance with their investment objectives. In addition, the Funds may engage in "to-be-announced transactions" or "TBA Transactions."(7) International Funds also reserve the ability to invest in Depositary Receipts (as defined below). No Fund relying on the Order will invest in options contracts, futures contracts or swap agreements; however, the Applicants reserve the right to seek relief in the future to permit such investments. The securities in which a Fund will invest are the "Portfolio Securities." Any Future Fund will (a) be advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, and (b) comply with the terms and conditions of this Application. Each Fund will operate as an actively managed exchange-traded fund (each an "ETF").

      There will be no Short Positions included in the Deposit Instruments (as defined below) or Redemption Instruments (as defined below) for any Fund because Short Positions cannot be transferred "in-kind." To the extent required by


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      generally exercise discretion and select Long Positions and select Short
      Positions based on their judgment and any constraints imposed on them. The Long Positions and Short Positions held by a fund may vary over time.

(4) 130/30 strategies include strategies that (a) establish Long Positions in securities so that total long exposure represents approximately 130% of the net assets of a series and (b) simultaneously establish Short Positions in other securities so that the total short exposure represents approximately 30% of the net assets of such series. The Applicants also intend that the relief would apply to series that utilize strategies where the applicable percentages vary from 130% and 30%, respectively (e.g., a 140/40 strategy).

(5) Any investments by a Fund in any other investment company shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in such other investment company beyond those limitations.

(6) In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

(7) A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

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Section 18(f) of the 1940 Act, Portfolio Securities and/or cash held in a Fund's portfolio will be segregated to cover Short Positions held in the portfolio.(8)

      Shares of each Fund will be purchased from a Trust only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in
Section 2(a)(26) of the 1940 Act (each a "Stock Exchange").(9) The Shares themselves will not be redeemable to a Trust unless combined into a Creation Unit.(10)

      All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

      No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

      B. Comparability to Prior Commission Orders.

      Applicants assert that all of the relief requested in this Application is substantially similar to that previously granted by the Commission and upon which the Applicants may rely.(11) The relief requested is also similar to that granted to other open-end management investment companies that offer exchange-traded funds, including both actively managed exchange-traded funds(12) as well as those that seek to match the performance of an index.(13)



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(8)   See Securities Trading Practices of Registered Investment Companies,
      Investment Company Act Rel. No. 10666 (April 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. August 24, 1995) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

(9) The foreign equivalent of a Stock Exchange is referred to as a "Foreign Exchange."

(10) The Initial Trust, Trust II, the AlphaDEX Trust, First Trust Advisors L.P. and First Trust Portfolios L.P. have received exemptive relief from
      Section 12(d)(1)(A) and (B) and Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such Existing Trusts beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order) (the "Section 12(d)(1) Order"). The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as such Existing Trusts and their series. Accordingly, the Funds will rely on the relief granted in the Section 12(d)(1) Order.

(11)  See supra note 1.

(12) See In the Matter of RiverPark Advisors, LLC, et al., Investment Company Act Rel. Nos. 29840 (October 19, 2011) (notice) and 29863 (November 17,
      2011) (order).


(13) See In the Matter of FQF Trust, et al., Investment Company Act Rel. Nos. 29720 (July 11, 2011) (notice) and 29747 (August 5, 2011) (order); In the
      Matter of Rafferty Asset Management, LLC, et al., Investment Company Act Rel. Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008) (order), amended by Investment Co. Act Rel. Nos. 28889 (August 27, 2009) (notice) and 28905 (September 22, 2009) (order); and In the Matter of ProShares Trust, et al., Investment Company Act Rel. Nos. 27323 (May 18,

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II.   THE APPLICANTS

      A. The Existing Trusts.

      The Existing Trusts are each open-end management investment companies organized as Massachusetts business trusts. The Existing Trusts are or will be, and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Shares pursuant to registration statements filed with the Commission under the 1940 Act and the Securities Act of 1933 (the "Securities Act"). The Existing Trusts are each organized to be able to offer a number of separate investment portfolios (e.g., Funds). As of the date of the filing of this Application, Trust III, Trust IV and Trust V have no series with publicly outstanding shares. The Initial Trust, Trust II, the AlphaDEX Trust and the AlphaDEX Trust II all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(14) all of such series are Index ETFs as of the date of the filing of this Application.

      B. The Advisor and Fund Subadvisors.

      First Trust Advisors L.P. or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into subadvisory agreements with one or more additional investment advisers to act as "subadvisors" with respect to particular Funds (each a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.

      C. The Distributor.

      First Trust Portfolios L.P. (the "Distributor"), an Illinois limited partnership, or another entity (each such other entity, a "Future Distributor") will serve as the principal underwriter and distributor for each of the Funds. The Distributor is a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is and each Future Distributor will be a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor or Future Distributor, as applicable, will distribute Shares on an agency basis. The Distributor is an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act. Any Future Distributor of a Fund may be an affiliated person or an affiliated person of an affiliated person of that Fund's Advisor and/or Fund Subadvisor (if any). The



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      2006) (notice) and 27394 (June 13, 2006) (order), amended by Investment
      Company Act Rel. Nos. 27609 (December 22, 2006) (notice) and 27666 (January 18, 2007) (order), further amended by Investment Company Act Rel. Nos. 27975 (September 21, 2007) (notice) and 28014 (October 17, 2007)
      (order), and further amended by Investment Company Act Rel. Nos. 28696 (April 14, 2009) (notice) and 28724 (May 12, 2009) (order).

(14)  See the Prior Index ETF Orders, supra note 1.

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Applicants request that the Order requested herein apply to the Distributor and to any Future Distributor that complies with the terms and conditions of this Application.

      D. Other Service Providers.

      Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Funds. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective Funds is hereafter the "Transfer Agent."

III.  APPLICANTS' PROPOSAL

      A. The Initial Fund.

      The Applicants currently intend to name the Initial Fund the First Trust High Yield Long/Short Fund, although the Applicants may change the name in the future. It is currently anticipated that the primary investment objective of the Initial Fund will be to provide current income and that the secondary objective of the Initial Fund will be capital appreciation. The Initial Fund is expected to seek to achieve its investment objectives by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of high yield corporate fixed income securities of varying maturities that are rated below investment grade at the time of purchase. As part of its investment strategy, the Initial Fund currently intends, under normal market conditions, to maintain both Long Positions and Short Positions in securities. The Initial Fund will take Long Positions in securities that the Advisor believes offer the potential for attractive returns and that it considers, in the aggregate, to have the potential to outperform the Initial Fund's benchmark index. The Initial Fund will take Short Positions in securities that the Advisor believes in the aggregate will underperform the benchmark index. It is not intended that any specified portion of the Initial Fund's assets will be allocated to Long Positions or Short Positions, respectively. The Advisor will utilize a proprietary investment methodology that relies upon both quantitative and fundamental research to determine the Initial Fund's investment allocations, and such allocations are subject to change from time to time.

      The Initial Fund may modify its investment objectives and policies and the Advisor may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund's investment objectives.

      B. Benefits of Funds to Investors.

      Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Portfolio Deposit (defined below) and creating a Creation Unit to be broken down into individual Shares. As described below, the Applicants

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believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value ("NAV") should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists or market makers, as applicable (collectively referred to as "Market Makers"), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

      Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of the respective Fund's benchmark index.

      As in the case of Index ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that should normally be close to NAV; are relatively tax-efficient investment vehicles for certain Funds to the extent that such Funds can minimize capital gains by eliminating from their portfolios low cost basis securities through an in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends and interest, as applicable, received on Portfolio Securities.

      C. Procedures to Address Potential Conflicts of Interest.

      The Advisor's and any Fund Subadvisor's Code of Ethics or additional policies and procedures will prohibit them from informing other clients of any changes in the methodology or Portfolio Securities of a Fund until such information is made available to the public. As a result, the Advisor's (or a Fund Subadvisor's) clients will not have access to information which serves as the basis for management of the Funds and therefore will not have any trading advantage over other investors.

      Certain investment personnel of the Advisor and the relevant portfolio management group will be involved in the final preparation and updating of the methodology and in determining whether to make any changes in Portfolio Securities. In addition to investment personnel of the Advisor and the relevant portfolio management group, officers of the respective Trust and certain technology personnel (such as staff responsible for putting information on the Fund's website) may have access to information respecting changes to be made in Portfolio Securities prior to public announcement of such changes. The Advisor's Code of Ethics or additional policies and procedures, however, will prohibit the disclosure by its officers and employees of changes in the methodology and in Portfolio Securities prior to the public announcement of changes in Portfolio Securities or methodology, as applicable.

      Pursuant to Rule 206(4)-7 under the Advisers Act, the Advisor has, and any Fund Subadvisor will have, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Advisor and any Fund Subadvisor have also adopted or will adopt policies and procedures to

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detect and prevent insider trading, as required under Section 204A of the
Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Advisor, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the rule.

      D. Capital Structure and Voting Rights; Book Entry.

      Shareholders of a Fund will have one vote per share with respect to matters regarding the respective Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

      Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as "Beneficial Owners") will be shown on the records of DTC or DTC participants ("DTC and DTC Participants"). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the respective Fund's expense through the customary practices and facilities of the DTC and DTC Participants.

      E. Exchange Listing.

      Shares will be listed on a Stock Exchange and trade in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section l7(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the principal underwriter (e.g., the Distributor) nor any other affiliated person of the Fund, the Advisor, any Fund Subadvisor, or its promoter will maintain a secondary market in Shares. One or more Market Makers will be assigned to the Shares.(15) As long as the Funds operate in




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(15)  If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca, Inc. ("NYSE Arca")), one or more member firms of that Stock Exchange will act as Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market

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reliance on the requested Order, the Shares will be listed on a Stock Exchange.
None of the Trusts, the Advisor, the Fund Subadvisors or the Distributor is an affiliate of a Stock Exchange.



      F. Purchases and Redemptions of Creation Units.

      A Trust will issue, sell and redeem Creation Units of the applicable Fund on any day that the Trust is open for business, including as required by Section 22(e) of the 1940 Act (each, a "Business Day"). Each Fund will sell Shares to investors through Authorized Participants (as defined below) only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. Similarly, as described in more detail in Section III.H below, orders to redeem Creation Units of a Fund may only be effected by or through an Authorized Participant, and Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) on each Business Day.

      In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").(16) On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's portfolio (including cash positions) as of the end of the prior Business Day, except:

            (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

            (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;(17) or




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      Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due to ownership of Shares, as described below.

(16) The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

(17) A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

            (c) TBA Transactions, Short Positions and other positions that cannot be transferred in kind(18) will be excluded from the Creation Basket.(19)

      If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount"). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

      Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

            (a) to the extent there is a Cash Amount, as described above;

            (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

            (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;(20)

            (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process (as defined below) or DTC Process (as defined below); or (ii) in the case of International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or




-------------

(18) This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

(19) Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

(20) In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Advisor may be able to obtain better execution than Share purchasers because of the Advisor's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

            (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.(21)

      Each Business Day, before the open of trading on the Stock Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

      In order to defray the transaction expenses, including brokerage and operational processing costs and part or all of the spread between the expected bid and offer side of the market related to Deposit Instruments or Redemption Instruments, as applicable, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase and redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. Transaction Fees will be limited to amounts that have been determined by the Advisor or the Fund Subadvisor (if any) to be appropriate and will take into account transaction and operational processing costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds. Applicants may determine to increase, decrease or otherwise modify a Transaction Fee. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

      Creation Units will be aggregations of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an



-------------

(21) A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

exemptive order or other applicable law, rule or regulation that permits investment companies to invest in a Fund beyond those limitations.(22)

      All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the NSCC Process (defined below) through the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency that is registered with the Commission (the "NSCC"), or (2) a DTC Participant, which in either case has executed an agreement with the Distributor and the Transfer Agent, with respect to purchases and redemptions of Creation Units (a "Participant Agreement"). In connection with International Funds, the Distributor and Transfer Agent will enter into one or more Participant Agreements with DTC Participants that have international operational capabilities. An investor does not have to be an Authorized Participant to purchase Creation Units, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders it receives to the respective Fund's Transfer Agent. Authorized Participants making payment for Creation Units must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "NSCC Process") or (2) deposit the requisite Deposit Instruments (and/or any cash with respect to cash purchases and cash-in-lieu amounts) together with any Cash Amount (collectively, the "Portfolio Deposit") with the respective Trust "outside" the NSCC Process through the facilities of DTC (the "DTC Process"), subject to the following. The NSCC Process is not currently available for purchases (or redemptions) of Creation Units of Shares issued by International Funds or by other Funds with respect to which one or more Deposit Instruments or Redemption Instruments, as applicable, are ineligible for clearing and settlement through DTC or would otherwise cause the Creation Unit to be ineligible for the NSCC Process (International Funds, together with such other Funds, "Ineligible Funds"); hence, an entity purchasing (or redeeming) such Shares must currently do so "outside" the NSCC Process. (See Section III.I below.) Once the Custodian has been notified of an order to purchase Shares of an International Fund, the Custodian will provide such information to the relevant sub-custodian(s) of such International Fund.

      All standard orders to purchase a Creation Unit must be received by a Fund's Transfer Agent or Distributor, as applicable, no later than the order cut-off time as described in the Participant Agreement (ordinarily 4:00 p.m. Eastern Time) (the "Order Cut-Off Time") on the date such order is placed, in order for the creation of the Creation Units to be effected based on the NAV of the Shares as next determined on such date. In the case of custom orders,(23) the purchase order must be received by the Fund's Transfer Agent or Distributor, as applicable, no later than one hour prior to the Order Cut-Off Time (or at such other time specified by the Fund).



-------------

(22) See note 10, supra, regarding the Section 12(d)(1) Order received by First Trust Exchange-Traded Fund, et al.

(23) A Fund may require custom orders for the purchase of Creation Units to be placed earlier in the day (for example, on days when the generally accepted close of the Stock Exchange or the applicable fixed income security market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to purchase a Creation Unit of a Fund may not be accepted on any day when the applicable fixed income security markets are closed.

Once a purchase order has been placed with the Distributor and received by the Transfer Agent, the Distributor shall cause the Advisor, Fund Subadvisor (if any) and Custodian to be informed. With respect to International Funds, the Custodian will then inform the appropriate sub-custodian(s). The Authorized Participant will deliver to appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Cash Amount and the Deposit Instruments (and/or any cash (in the case of cash purchases or cash-in-lieu amounts) or substitute securities), as applicable, minus any Transaction Fee. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians; provided, however, that if a Deposit Instrument is an ADR (as defined below) or similar domestic instrument, it may be delivered to the Fund's Custodian.

      The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it if: (1) the purchaser or group of related purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Portfolio Deposit is not delivered; (3) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund (if it has elected to be treated as a regulated investment company ("RIC") for U.S. federal income tax purposes) to no longer meet the requirements of a RIC under the Internal Revenue Code of 1986, as amended (the "Code"); (4) the acceptance of the Portfolio Deposit would, in the opinion of the applicable Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the applicable Trust, relevant Fund or the rights of Beneficial Owners of the Fund; or (6) there exist circumstances outside the control of the Trust or the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Advisor, the Distributor, the Custodian, any relevant sub-custodian, the Transfer Agent, a Fund Subadvisor, NSCC or any other participant in the purchase process; the imposition by a foreign government or a regulatory body of controls, or other monetary, currency or trading restrictions which directly affect an International Fund's Portfolio Securities; and similar extraordinary events.

      The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a prospectus (each, a "Prospectus")(24) or summary prospectus,(25) if applicable, to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.



-------------

(24) Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Rel. No. 28584 (January 13, 2009) (the "Summary Prospectus Rule"), as well as any other applicable disclosure requirements.

(25)  As defined in the Summary Prospectus Rule (a "Summary Prospectus").

      In general, Shares in a Creation Unit will be delivered to the purchaser upon the deposit of a Portfolio Deposit in payment for a Creation Unit. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral pending delivery of the missing Deposit Instruments or cash payment, as described in the applicable Participant Agreement. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Deposit Instruments and the value of the collateral.

      1. Creation Procedures Applicable to the Funds. Other than for Ineligible Funds, an entity purchasing Creation Units may use the NSCC Process which has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the respective Trust, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units placed through the Distributor, such Creation Units will be delivered to the purchaser thereof.

      An entity purchasing Creation Units outside the NSCC Process will be using a manual line-by-line position movement of each Deposit Instrument and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the NSCC Process. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Creation Units will be delivered to the purchasers thereof. (See Section III.I below regarding settlement and clearing procedures for Ineligible Funds outside of the NSCC Process.)

      Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or on another investor's behalf) not later than the Order Cut-Off Time on the date such request is submitted, and (ii) arrangements satisfactory to the applicable Trust are in place for payment of the Cash Amount (if applicable) and any other cash amounts which may be due, the respective Trust will accept the order, subject to its right (and the right of the Distributor or Advisor) to reject any order not submitted in proper form.

      Once the applicable Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, such Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit or cause the transmission of a confirmation of acceptance to the Authorized Participant that placed the order.

      Upon the deposit of a Portfolio Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.(26) When the Custodian has confirmed, with respect to a Portfolio Deposit, that the



-------------

(26) As indicated above, to the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposit has not required Deposit Instruments (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the applicable Trust will issue and cause delivery of the Creation Unit of the Fund.

      With respect to International Funds, the sub-custodian(s) will confirm to the Custodian that the required Deposit Instruments and/or any required cash payments have been delivered, and the Custodian will then notify the Advisor and Distributor. The Custodian will cause the sub-custodian(s) of each International Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Deposit Instruments included in the designated Portfolio Deposit (or the cash value of all or a part of such Deposit Instruments, in the case of a cash purchase or cash-in-lieu amount), as applicable. Deposit Instruments must be maintained at the applicable local sub-custodian(s).

      G. Pricing.

      The price of Shares trading on the Stock Exchange will be based on a current bid/offer market. The market price of Shares of any Fund, like the price of all publicly traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges. Although, based on conventional trading ranges, the initial price per Share of Shares of the Initial Fund is expected to fall in the range of $20 to $200, the initial value per Share for the Initial Fund has not yet been established.

      H. Redemption.

      Beneficial Owners of Shares may sell their Shares in the secondary market but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Trust. As indicated above, an order to redeem Creation Units of a Fund may only be effected by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. The Trust will redeem Shares of each Fund on any Business Day. As discussed above in Section III.F, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the relief for certain International Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions(27) the order must be received by the Transfer Agent or Distributor, as applicable, at such other time specified by the Fund.



-------------

      been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral.

(27) The circumstances under which a Fund may make custom redemptions are described above in Section III.F.

      A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Amount, the investor will be required to deliver payment to the Fund.

      To the extent contemplated by a Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all of part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of a Fund, at or prior to the Order Cut-Off Time on the date such redemption request is submitted, the Transfer Agent may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral pending delivery of the missing Shares. The Participant Agreement will permit the applicable Trust, on behalf of the Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Shares and the value of the collateral.

      1. Redemption Procedures Applicable to the Funds. Other than for Ineligible Funds, Creation Units may generally be redeemed through the NSCC Process. Procedures for such redemptions are analogous (in reverse) to those for purchases of Creation Units through the NSCC Process. Creation Units may also be redeemed outside the NSCC Process; however, a higher Transaction Fee may be charged. As noted above, redemptions of Creation Units of Ineligible Funds will be made only outside the NSCC Process. (See Section III.I below regarding settlement and clearing procedures for Ineligible Funds outside of the NSCC Process.) As also discussed above, a redeemer will pay a Transaction Fee to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor. An entity redeeming Shares outside the NSCC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process. A redeemer receiving cash in lieu of one or more Redemption Instruments may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above.

      In the case of in-kind redemptions of Shares of International Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the Beneficial Owner or the Authorized Participant acting on behalf of such Beneficial Owner, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded. As discussed above in Section III.F, under certain circumstances described therein, an International Fund may require a redeeming Beneficial Owner to receive its redemption proceeds in cash. In such case, the investor will receive a cash payment equal to the NAV (next determined after receipt of the redemption request) times the number of Shares in a Creation Unit of the relevant International Fund, minus the Transaction Fee.

      A redemption request outside the NSCC Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the respective Trust, and (ii) arrangements satisfactory to the respective Trust are in place for the Authorized Participant to transfer or cause to be transferred to such Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, cash may be substituted for some or all of the Redemption Instruments of a Fund.

      Funds that redeem Creation Units in-kind generally will not have to maintain significant cash reserves for redemptions. This will allow the assets of such Funds, under normal circumstances, to be as fully invested as possible. Accordingly, such Funds will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

      I. Settlement and Clearing Outside the NSCC Process.

      It is anticipated that Ineligible Funds settling and clearing outside of the NSCC Process will generally settle and clear as follows: (i) U.S. government securities and any cash will clear and settle through the Federal Reserve System, (ii) Shares of the Ineligible Funds, domestic equity securities, and U.S. corporate and non-corporate (other than U.S. government) fixed income securities will generally clear and settle through DTC and (iii) foreign fixed income securities, foreign equity securities and non-U.S. money market securities will generally clear and settle through the Custodian or appropriate foreign sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Instruments and will instruct the movement of the Shares only upon validation that the Deposit Instruments have settled correctly or that required collateral is in place. More specifically, purchases of Creation Units of Ineligible Funds are expected to generally settle as follows: on the settlement date, an Authorized Participant will transfer Deposit Instruments that are domestic corporate and non-corporate fixed income securities (other than U.S. government securities) or domestic equity securities through DTC to a DTC account maintained by the Ineligible Funds' Custodian and Deposit Instruments that are U.S. government securities, together with any Cash Amount, to the Custodian through the Federal Reserve System. As noted above, it is expected that Deposit Instruments that are foreign fixed income securities, foreign equity securities and foreign money market securities will generally clear and settle through the Custodian or the appropriate foreign sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. Once the Custodian has verified the receipt of all the Deposit Instruments (or in the case of failed delivery of one or more of the missing Deposit Instruments, required collateral), and the receipt of the Cash Amount, the Custodian will notify the Distributor and the Advisor or Fund Subadvisor (if any). The Trust will issue Creation Units and the Custodian will deliver the Shares representing the Creation Unit to the Authorized Participant through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After an Ineligible Fund has received a tender for redemption of a Creation Unit in proper form and the Authorized Participant transfers Shares representing the Creation Unit to the Custodian through DTC, the Ineligible Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Instruments and any Cash Amount. On the settlement date, assuming the Custodian has verified receipt of the Shares representing the Creation Units, the Custodian will transfer Redemption Instruments through the appropriate channels.

      Shares of each Ineligible Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Pending delivery of any missing Deposit Instruments, Authorized Participants will be required to provide collateral to cover the failed delivery of missing Deposit Instruments in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Instruments, the Ineligible Funds will hold the collateral until the delivery of such Deposit Instruments. The Ineligible Funds will be protected from failure to receive the Deposit Instruments because the Custodian will not effect the Ineligible Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Instruments (or has received collateral to cover the failed delivery of missing Deposit Instruments) and the Cash Amount. In the case of redemption transactions, the Ineligible Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Ineligible Fund's side of the transaction (the delivery of Redemption Instruments and the Cash Amount) until the Ineligible Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Instruments and Redemption Instruments, the Ineligible Funds plan to settle transactions in domestic equity securities, U.S. government securities, corporate fixed income securities and non-corporate fixed income securities (other than U.S. government securities) and Shares on the same T+3 (as described below) settlement cycle.

      Applicants do not believe that the clearing and settlement process described above for Ineligible Funds outside the NSCC Process will affect the arbitrage of Shares of the Ineligible Funds.(28)



-------------

(28) The Applicants note that Shares of the Ineligible Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, the Applicants believe that Shares of each Ineligible Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the Ineligible Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Ineligible Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Ineligible Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Ineligible Funds. The Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual fixed income security or baskets of fixed income securities.

      J. Depositary Receipts.

      Applicants anticipate that certain International Funds may invest in "Depositary Receipts." Depositary Receipts are typically issued by a financial institution (a "depositary") and evidence ownership in a security or pool of securities that have been deposited with the depositary.(29) A Fund will not invest in any Depositary Receipts that the Advisor or any Fund Subadvisor(s) deems to be illiquid or for which pricing information is not readily available.

      K. Dividends, Distributions and Taxes.

      Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once per year, but a Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners of record with amounts received from each Fund.

      Each Fund that elects to be treated as a RIC for U.S. federal income tax purposes intends to make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by
Section 4982 of the Code. The applicable Board of Trustees (the "Board") will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

      L. Shareholder Transaction and Operational Fees and Expenses.

      No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Applicants may determine, the Transaction Fees for purchase or redemption of Creation Units of any Fund may be increased, decreased or otherwise modified.



-------------

(29) Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be a foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a Foreign Exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

      All other expenses incurred in the operation of a Trust will be borne by the applicable Trust and allocated among the various Funds, except to the extent specifically assumed by the Advisor, any Fund Subadvisor, or some other party. Operational fees and expenses incurred by a Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees (including subadvisory fees), custody fees, brokerage commissions, Commission registration fees, licensing fees, Stock Exchange listing fees, fees associated with securities lending, 12b-1 fees(30) and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses, Summary Prospectuses (if any) and statements of additional information ("SAIs"); costs of preparing, printing and mailing semi-annual and annual reports (together, "Shareholder Reports"); costs of preparing, printing and mailing proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by a Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Advisor or some other party.


      M. Dividend Reinvestment Service.

      The Trusts will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their dividends. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such a service.

      N. Availability of Information.

      The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Distributor's website (www.ftportfolios.com), which will be publicly available prior to the public offering of Shares, will include the current Prospectus and Summary Prospectus (if any) for each Fund that may be downloaded. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price")(31), and a calculation of the premium or discount of the



-------------

(30) A Trust may be authorized to implement a plan under Rule 12b-1 under the 1940 Act on behalf of a Fund and to assess a 12b-1 fee of up to 25 basis points, such fee to be calculated on the average daily NAV of the respective Fund.

(31) The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on the website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.(32)

      Investors interested in a particular Fund can also obtain the applicable Trust's SAI, each Fund's Shareholder Reports and its Form N-CSR. The respective Trust's SAI and Shareholder Reports will be available free upon request from the Trust, and those documents and the Form N-CSR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

      In addition, because the Shares are listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on brokers' computer screens and other electronic services. The Stock Exchange or a major market data vendor will disseminate widely every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount. The Applicants are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

      With respect to the foreign securities held by International Funds, to the extent such securities are listed on a Foreign Exchange, quotations generally may be accessed for such securities through the website of the relevant Foreign Exchange. Moreover, U.S. retail investors with access to the Internet generally may access quotations with respect to foreign securities through financial websites. In addition, investors with access to certain financial data publishers, such as Bloomberg, may be able to access quotations and fundamental data on certain foreign securities. Applicants also understand that the issuers of foreign securities may file disclosure documents, such as prospectuses, with their respective regulators. The Applicants are not involved in, or responsible for, any of the information described in this paragraph and make no warranty as to its accuracy.

      O. Sales and Marketing Materials.

      The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although each Trust is or will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trusts nor any Fund will be marketed or otherwise held out as a "mutual fund" in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund



-------------

(32) Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required by Form N-1A) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

      Neither a Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material in which features of obtaining, buying or selling Creation Units are described or in which there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

      P. Third-Party Broker-Dealer Issues.

      Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Depending on the circumstances, some activities on the part of brokers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker or its client in the particular case, and brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter. In addition, the Applicants note that Section 24(d) of the 1940 Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

      Q. Qualification as a Regulated Investment Company.

      If a Fund qualifies for, and elects treatment as, a RIC for U.S. federal income tax purposes, then such Fund will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

IV. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

      The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the

1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

      Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

      Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit each Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

      Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on a Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

      Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between market price and NAV exists with actively managed ETFs, that is not the case here since each Fund's portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, the Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

      Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

      Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The Shares will trade on and away from the Stock Exchange(33) at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

      The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.

      The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Trusts or Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the Funds could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Shares may be sold or acquired by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer



-------------

(33) Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

should have an advantage over another broker or dealer in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

      Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

      Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      C. Section 22(e) of the 1940 Act.

      Section 22(e) of the 1940 Act provides that:

            No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

                   (1) for any period (A) during which the New York Stock
            Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

                   (2) for any period during which an emergency exists as a
            result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

                   (3) for such other periods as the Commission may by order
            permit for the protection of security holders of the company.

      The settlement of redemptions of Creation Units for transferring Portfolio Securities held by the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in markets where those International Funds invest. The Applicants are aware that, under certain circumstances, the delivery cycles for transferring Redemption Instruments into the securities accounts of redeeming Authorized Participants or the Beneficial Owners on whose behalf they are acting, coupled with local foreign market holiday schedules, will require a delivery process of up to 15 calendar days, rather than the seven calendar days required by Section

22(e)(34). The Applicants therefore request relief from Section 22(e) in order to pay in-kind redemption proceeds within the maximum number of calendar days, up to 15 calendar days, required for such payment or satisfaction in the principal local foreign markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle. The Applicants are seeking relief from Section 22(e) only for those International Funds that create and/or redeem in-kind.

      Based on information available to the Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds will not exceed 15 calendar days for any of the Funds requiring relief from Section 22(e). Of course, it is possible that the introduction of new or special holidays,(35) the treatment by market participants of certain days as "informal holidays" (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours),(36) or changes in local securities delivery practices(37) could affect the information set forth herein at some time in the future. Under these circumstances, the Applicants would notify shareholders as soon as reasonably practicable. Nevertheless, each International Fund will deliver all redemption proceeds within 15 calendar days from when a redemption request is received. The SAI for each International Fund will disclose (i) the holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and (ii) the maximum number of days, up to a maximum of 15 calendar days, needed to deliver the proceeds for each such International Fund. The Applicants also intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption is made in proper form. The Applicants expect that each International Fund will deliver redemption proceeds within seven calendar days, except as otherwise disclosed in such International Fund's SAI.

      The Applicants propose that allowing redemption payments for Creation Units of an International Fund to be made within 15 calendar days would not be inconsistent with the intent of Section 22(e) and would adequately afford investor protection. Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.




-------------

(34) In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

(35) Previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could increase the number of days necessary to satisfy a redemption request.

(36) A typical "informal holiday" includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday, in which early closures of the market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(37) The Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets' change to T+3 in 1995). It remains possible, although unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

Under the Applicants' proposal, the Applicants would disclose in each International Fund's SAI that redemption payments will be effected within a certain number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the facts as described above and the explanation of the reasons for a delay in the redemption process on certain occasions, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.

      On the basis of the foregoing, the Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed redemption cycles and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants further acknowledge that no relief obtained from the requirements of
Section 22(e) will affect any obligations the Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date. See Investment Company Act Release No. 23860.

      D. Section 17(a) of the 1940 Act.

      Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from the company. The definition of "affiliated person" in Section 2(a)(3) of the 1940 Act includes any person that owns or controls 5% or more of an issuer's outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned or controlled by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an "Affiliated Fund").

      Section 17(a) prohibits persons who are affiliated persons of a Fund under
Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions.

      Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25% of the Shares of the respective Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

      Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section l7(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (l945). Applicants believe that with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The composition of a Creation Basket will be the same regardless of the investor's identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind purchases and redemptions will afford no opportunity for an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares. Further, any such in-kind transactions will be based on the NAV of the relevant Fund.

      The Applicants also note that the ability to take deposits and make redemptions in-kind could aid in achieving a Fund's objective(s). The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund's objective(s) and with the general purposes of the 1940 Act. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund.

      The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of a

Trust to effect a transaction detrimental to a Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.

V.    CONDITIONS

      The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

      1. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

      2. Neither the Trusts nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

      3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

      4. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

      5. The Advisor or Fund Subadvisor (if any), directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

      6. The requested order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

VI.   NAMES AND ADDRESSES

      The following are the names and addresses of the Applicants:

                          First Trust Advisors L.P.
                          First Trust Portfolios L.P.
                          First Trust Exchange-Traded Fund
                          First Trust Exchange-Traded Fund II
                          First Trust Exchange-Traded Fund III
                          First Trust Exchange-Traded Fund IV
                          First Trust Exchange-Traded Fund V
                          First Trust Exchange-Traded AlphaDEX(R) Fund
                          First Trust Exchange-Traded AlphaDEX(R) Fund II 120 East Liberty Drive
                          Suite 400
                          Wheaton, Illinois  60187

      All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                            FIRST TRUST EXCHANGE-TRADED FUND


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST EXCHANGE-TRADED FUND II


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST EXCHANGE-TRADED FUND III


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST EXCHANGE-TRADED FUND IV


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST EXCHANGE-TRADED FUND V


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST EXCHANGE-TRADED
                                                 ALPHADEX(R) FUND


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President

                                            FIRST TRUST EXCHANGE-TRADED
                                                 ALPHADEX(R) FUND II


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President


                                            FIRST TRUST ADVISORS L.P.


                                            By:       /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title:  Chief Executive Officer


                                            FIRST TRUST PORTFOLIOS L.P.


                                            By:       /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title:  Chief Executive Officer

Dated: June 1, 2012

VII.  AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                            FIRST TRUST ADVISORS L.P.


                                            By:       /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title:  Chief Executive Officer

Dated as of: June 1, 2012

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (the "AlphaDEX Trust II") (collectively, the "Trusts"). Mark R. Bradley is authorized to sign and file this document on behalf of the Trusts pursuant to (a) the general authority vested in him as President and (b)(1) for the Trusts other than Trust IV, Trust V and the AlphaDEX Trust II, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A-1, (2) for Trust IV and the AlphaDEX Trust II, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A-2 and (3) for Trust V, resolutions set forth in the written consent of the initial trustee, which are attached hereto as Appendix A-3.

                                            FIRST TRUST EXCHANGE-TRADED FUND

                                            FIRST TRUST EXCHANGE-TRADED FUND II

                                            FIRST TRUST EXCHANGE-TRADED FUND III

                                            FIRST TRUST EXCHANGE-TRADED FUND IV

                                            FIRST TRUST EXCHANGE-TRADED FUND V

                                            FIRST TRUST EXCHANGE-TRADED
                                                 ALPHADEX(R) FUND

                                            FIRST TRUST EXCHANGE-TRADED
                                                 ALPHADEX(R) FUND II


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President

Dated as of: June 1, 2012

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                            FIRST TRUST PORTFOLIOS L.P.


                                            By:       /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title:  Chief Executive Officer

Dated as of: June 1, 2012

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                            By:      /s/ Mark R. Bradley
                                                ------------------------------
                                                Name:  Mark R. Bradley
                                                Title:  President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                            By:       /s/ James A. Bowen
                                                ------------------------------
                                                Name:  James A. Bowen
                                                Title:  Chief Executive Officer

                                  APPENDIX A-1

          THE BOARDS OF TRUSTEES OF FIRST TRUST EXCHANGE-TRADED FUND,
   FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III
                AND FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND
                     EACH ADOPTED THE FOLLOWING RESOLUTIONS



            WHEREAS, the First Trust Exchange-Traded Fund III ("Trust III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

            WHEREAS,  the Prior Order granted relief not only to Trust
      III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that operate as exchange-traded funds (including as set forth above) and may use active management investment strategies (each such series, a "Fund"); and

            WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities, including without limitation securities that represent ownership of a non-U.S. company's publicly-traded stock, such as American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts (collectively, "Equity Securities"); and

            WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, Trust III and the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts") seek additional exemptive relief to create and operate Funds that have investment strategies that provide for, among other things, combinations of long and short positions in Equity Securities (each such Fund, a "Long-Short ETF").

      NOW THEREFORE BE IT

            RESOLVED,  that  James  A. Bowen and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, create Funds that operate as Long-Short ETFs (as described in such Application or Applications); and it is further

            RESOLVED, that James A. Bowen and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

            RESOLVED,  that  upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                              APPENDIX A-2

                        THE BOARDS OF TRUSTEES OF
                 FIRST TRUST EXCHANGE-TRADED FUND IV AND
              FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II
                 EACH ADOPTED THE FOLLOWING RESOLUTIONS

            WHEREAS, the First Trust Exchange-Traded Fund III ("Trust III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

            WHEREAS,  the Prior Order granted relief not only to Trust
      III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that operate as exchange-traded funds (including as set forth above) and may use active management investment strategies (each such series, a "Fund"); and

            WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities, including without limitation securities that represent ownership of a non-U.S. company's publicly-traded stock, such as American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts (collectively, "Equity Securities"); and

            WHEREAS, the First Trust Exchange-Traded Fund IV and the First Trust Exchange-Traded AlphaDEX(R) Fund II (collectively, the "Trusts") seek additional exemptive relief to create and operate Funds that have investment strategies that provide for, among other things, combinations of long and short positions in Equity Securities (each such Fund, a "Long-Short ETF").

      NOW THEREFORE BE IT

            RESOLVED,  that  James  A. Bowen and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, create Funds that operate as Long-Short ETFs (as described in such Application or Applications); and it is further

            RESOLVED, that James A. Bowen and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

            RESOLVED,  that  upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                  APPENDIX A-3

   RESOLUTIONS AUTHORIZING MARK R. BRADLEY TO SIGN AND FILE THIS APPLICATION
                ON BEHALF OF FIRST TRUST EXCHANGE-TRADED FUND V

      The following resolutions were adopted by the written consent of the sole initial trustee and remain in full force and effect:

            WHEREAS, the First Trust Exchange-Traded Fund III ("ETF III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

            WHEREAS,  the  Prior  Order granted relief not only to ETF
      III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that operate as exchange-traded funds (including as set forth above) and may use active management investment strategies (each such series, a "Fund"); and

            WHEREAS, the Prior Order requires that the Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities, including without limitation securities that represent ownership of a non-U.S. company's publicly-traded stock, such as American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts (collectively, "Equity Securities"); and

            WHEREAS,  the  First Trust Exchange-Traded Fund, the First
      Trust Exchange-Traded Fund II, ETF III, the First Trust Exchange-Traded Fund IV, the First Trust Exchange-Traded Fund V ("ETF V"), the First Trust Exchange-Traded AlphaDEX(R) Fund and the First Trust Exchange-Traded AlphaDEX(R) Fund II seek additional exemptive relief to create and operate Funds that have investment strategies that provide for, among other things, combinations of long and short positions in Equity Securities (each such Fund, a "Long-Short ETF").

      NOW THEREFORE BE IT

            RESOLVED, that Mark R. Bradley and any other appropriate officer of ETF V be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of ETF V and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, create Funds that operate as Long-Short ETFs (as described in such Application or Applications); and it is further

            RESOLVED, that Mark R. Bradley and any other appropriate officer of ETF V be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF V such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

            RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF V is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.